November 26, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 USA

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant

Dear Ms. Jenkins:

Re:          Alderon Iron Ore Corp.

Annual Report on Form 40-F for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 001-35440

Alderon Iron Ore Corp. (“Alderon” or the “Company”) is responding to your letter dated November 19, 2012, relating to the above-referenced filing (the “Filing”).  The comments contained in that letter and Alderon’s responses are set forth below.

In providing the responses below, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

Exhibit 1.2 – Consolidated Financial Statements as of and for the Years Ended December 31, 2011 and 2010

Independent Auditors’ Report, page 2

SEC COMMENT:

1.
We note your disclosure on page 9 that your financial statements were prepared on a going concern basis.  We further note that auditors’ report issued by Davidson & Company LLP does not include an explanatory paragraph to reflect its conclusion about the Company’s ability to continue as a going concern for a reasonable period of time.  Please tell us if your auditor concluded that there is substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time and, if so, amend your Form 40-F to include a revised independent auditors’ report to reflect this conclusion.  Refer to AU Section 341 of the PCAOB interim standards.

ALDERON’S RESPONSE:

Management of the Company made an assessment of the Company's ability to continue as a going concern pursuant to IAS 1, Presentation of Financial Statements, for purposes of its consolidated financial statements as of and for the year ended December 31, 2011. In its assessment, management concluded that there were no material uncertainties related to events or conditions that cast substantial doubt upon the Company’s ability to continue as a going concern. Similarly, Davidson & Company LLP, the auditors that prepared the Independent Auditors’ Report, have confirmed to us that they concluded that there were no material uncertainties related to events or conditions that cast substantial doubt on the Company’s ability to continue as a going concern as of and for the year ended December 31, 2011. Because of these conclusions, the Company and its auditor did not use the terminology of “substantial doubt on the Company’s ability to continue as a going concern” in its financial statements and auditors’ report respectively, which would have been necessary had there been material uncertainties related to events or conditions that cast substantial doubt upon the entity's ability to continue as a going concern.

Alderon trusts that this clarifies and concludes this matter. Alderon welcomes the opportunity to discuss the foregoing response further and clarify any open questions you may have at your convenience.  If you wish to discuss the above mentioned, please contact me at (514) 281-9434 ext. 3002.

Yours very truly,

ALDERON IRON ORE CORP.

“Keith Santorelli”

Keith Santorelli

Chief Financial Officer

/oja

cc:           Alderon Iron Ore Corp.

Attn:           Olen Aasen, General Counsel & Corporate Secretary